SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. )*

Nomad Foods Limited
(Name of Issuer)

Ordinary Shares, no par value
(Title of Class of Securities)

G6564A105
(CUSIP Number)

September 8, 2017
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)
☒ Rule 13d-1(c)
☐ Rule 13d-1(d)

(Page 1 of 10 Pages)

______________________________

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G6564A105	13G	Page 2 of 10 Pages

1	NAME OF REPORTING PERSON Elliott Associates, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 3,020,352
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 3,020,352
	8	SHARED DISPOSITIVE POWER 0
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,020,352
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 1.8%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G6564A105	13G	Page 3 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands, British West Indies
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,418,249
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,418,249
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,418,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON PN

CUSIP No. G6564A105	13G	Page 4 of 10 Pages

1	NAME OF REPORTING PERSON Elliott International Capital Advisors Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☒ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 6,418,249
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 6,418,249
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,418,249
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES	☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.9%
12	TYPE OF REPORTING PERSON CO

CUSIP No. G6564A105	13G	Page 5 of 10 Pages

This Schedule 13G reflects the beneficial ownership of the Reporting Persons (as defined below) as of the date hereof:

Item 1(a).	NAME OF ISSUER
The name of the issuer is Nomad Foods Limited (the “Issuer”).

Item 1(b).	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES
No. 1 New Square Bedfont Lakes Business Park Feltham, Middlesex TW14 8HA England, United Kingdom

Item 2(a).	NAME OF PERSON FILING

The names of the persons filing this statement on Schedule 13G are: Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, “Elliott Associates”), Elliott International, L.P. (“Elliott International”) and its wholly-owned subsidiaries and Elliott International Capital Advisors Inc. (“International Advisors” and collectively with Elliott Associates and Elliott International, the “Reporting Persons”). Paul E. Singer (“Singer”), Elliott Capital Advisors, L.P., a Delaware limited partnership (“Capital Advisors”), which is controlled by Singer, and Elliott Special GP, LLC, a Delaware limited liability company (“Special GP”), which is controlled by Singer, are the general partners of Elliott Associates. Hambledon, Inc. (“Hambledon”) is the general partner of Elliott International. International Advisors is the investment manager for Elliott International. International Advisors expressly disclaims equitable ownership of and pecuniary interest in any Ordinary Shares.

Item 2(b).	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

The business address of Elliott Associates, International Advisors, Capital Advisors, Singer and Special GP is 40 West 57th Street, 30th Floor, New York, New York 10019.

The business address of Elliott International and Hambledon is c/o Maples & Calder, P.O. Box 309, Ugland House, South Church Street, George Town, Cayman Islands, British West Indies.

Item 2(c).	CITIZENSHIP

Each of Elliott Associates and Capital Advisors is a limited partnership formed under the laws of the State of Delaware.

Elliott International is a limited partnership formed under the laws of the Cayman Islands, British West Indies.

International Advisors is a corporation formed under the laws of the State of Delaware.

Special GP is a limited liability company formed under the laws of the State of Delaware.

Hambledon is a corporation formed under the laws of the Cayman Islands, British West Indies.

Singer is a U.S. citizen.

CUSIP No. G6564A105	13G	Page 6 of 10 Pages

Item 2(d).	TITLE OF CLASS OF SECURITIES

Ordinary shares, no par value (the “Ordinary Shares”)

Item 2(e).	CUSIP NUMBER

G6564A105

Item 3.	IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

(a)	☐	Broker or dealer registered under Section 15 of the Act;
(b)	☐	Bank as defined in Section 3(a)(6) of the Act;
(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;
(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;
(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j)	☐	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);
(k)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution:__________________________

Item 4.	OWNERSHIP

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a) Amount beneficially owned:

CUSIP No. G6564A105	13G	Page 7 of 10 Pages

Elliott Associates individually beneficially owns 3,020,352 Ordinary Shares, including 2,903,396 Ordinary Shares through The Liverpool Limited Partnership, a Bermuda limited partnership that is a wholly-owned subsidiary of Elliott Associates (“Liverpool”).

Elliott International and International Advisors together beneficially own the 6,418,249 Ordinary Shares held by Elliott International.

Elliott Associates, Elliott International and International Advisors together beneficially own an aggregate of 9,438,601 Ordinary Shares.

(b)	Percent of class:

The aggregate percentage of Common Stock reported owned by each person named herein is based upon 165,291,546 Ordinary Shares reported to be outstanding in the Issuer’s Form 6-K filed with the Securities and Exchange Commission on September 11, 2017.

Elliott Associates beneficially owned 1.8% of the outstanding Ordinary Shares.

Elliott International and International Advisors owned approximately 3.9% of the outstanding Ordinary Shares.

Elliott Associates, Elliott International and International Advisors’ aggregate beneficial ownership constituted approximately 5.7% of the outstanding Ordinary Shares.

(c)	Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote
Elliott Associates has sole power to vote or direct the vote of 3,020,352 Ordinary Shares.

(ii) Shared power to vote or to direct the vote
Elliott International and International Advisors together have shared power to vote or direct the vote of 6,418,249 Ordinary Shares.

(iii) Sole power to dispose or to direct the disposition of
Elliott Associates has sole power to dispose or direct the disposition of 3,020,352 Ordinary Shares.

(iv) Shared power to dispose or to direct the disposition of
Elliott International and International Advisors together have shared power to dispose or direct the disposition of 6,418,249 Ordinary Shares.

CUSIP No. G6564A105	13G	Page 8 of 10 Pages

Item 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

Not applicable.

Item 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not applicable.

Item 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

Elliott Associates holds 2,903,396 Ordinary Shares through Liverpool.

Item 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

See Exhibit A.

Item 9.	NOTICE OF DISSOLUTION OF GROUP

Not applicable.

Item 10.	CERTIFICATION

Each of the Reporting Persons hereby makes the following certification:

By signing below each Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G6564A105	13G	Page 9 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: September 18, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

CUSIP No. G6564A105	13G	Page 10 of 10 Pages

Exhibit A

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13G with respect to the Ordinary Shares of Nomad Foods Limited dated September 18, 2017, and any further amendments thereto signed by each of the undersigned shall be, filed on behalf of each of the undersigned pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended.

DATE: September 18, 2017

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL, L.P.
By: Elliott International Capital Advisors Inc., as Attorney-in-Fact

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

/s/ Elliot Greenberg
Name: Elliot Greenberg
Title: Vice President